

Cecily Brown (b. 1969)



Cecily Brown is one of the most important contemporary painters living today, well known for combining abstraction with figuration through energetic paint application.

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Initial Offering Price

$2,788,000

Price Appreciation of Similar Works[2]

21.9%

Similar Sales



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Market Risk-Adjusted Appreciation

Cecily Brown	All Art	S&P 500
1.1	0.48	0.55

Investment Overview

Offering Circular	sec.gov/edgar
2021 Auction Sales	moderate $35,490,046
Repeat Sales	view

96% Progress

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DEAL SHEET

WHY WE LIKE THIS PAINTING

Cecily Brown



- The Painting is a prime example of Cecily Brown's gestural works, which she shifted toward in the early 2000s, and is best known for today.
- The Painting belongs to a series of works referred to as the "Ladyland" paintings. The original image depicts nineteen nude female figures, and was used as the cover for the Jimi Hendrix Experience's 1968 album *Electric Ladyland*.
- The Painting was included in a 2014 exhibition at the Galleria Civica d'Arte Moderna e Contemporanea in Turin, Italy, titled "Cecily Brown in Turin," which was the first major survey of Brown's work at an Italian museum.
- Largely abstract compositions created in the 2000s through the 2010s represent six of the artist's top ten auction records, including: *Untitled* (2007), a larger work with heavily abstracted figures, sold for $6,140,500 in November 2021, and *There'll Be Bluebirds* (2019) which sold for $4,818,735 in October 2021.
- Our acquisitions team has reviewed almost 100 examples of work by Brown from around the world, some of which are priced in excess of $6 million. Of these 100 works, this is the fifth one we have selected to be offered on the Masterworks platform.
- In July 2022, Masterworks exited a different Cecily Brown painting realizing a 27.3% annualized return to investors in the initial offering, net of all costs and fees. Please note, past performance is not indicative of future results.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$35,490,046	32

CECILY BROWN

b. 1969, BRITAIN



Oil on linen | 67 × 83 in. (170 × 211 cm.)

Cecily Brown is one of the most important contemporary painters living today, well known for combining abstraction with figuration through energetic paint application.

$2,788,000

INITIAL OFFERING

21.9%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a prime example of Cecily Brown's gestural works, which underwent a stylistic shift in the early 2000s when her characteristically figurative and sexually-explicit imagery gave way to more evocative and largely abstract compositions. Executed in 2012, the Painting belongs to a series of works Brown refers to as the "Ladyland" paintings, created between 2011 and 2013, which were primarily inspired by a photograph taken by Brooklyn-based artist David Montgomery. The original image depicts nineteen nude female figures and was used as the cover for the Jimi Hendrix Experience's 1968 album "Electric Ladyland." The "Ladyland" series marked Brown's first return to the female nude subject since the early 2000s. In speaking of the Painting, Brown states that "the true subject might be my conflicted and complicated feelings about the "Ladyland" image and the real women it showed, about women and womanhood, being gazed upon, being a gazer oneself." The Painting was included in a 2014 exhibition at the Galleria Civica d'Arte Moderna e Contemporanea in Turin, Italy, titled "Cecily Brown in Turin," which was the first major survey of Brown's work at an Italian museum. As of August 18, 2022, largely abstract compositions created in the 2000s through the 2010s represent six of the artist's top ten auction records: *Untitled* (2007), a larger work with heavily abstracted figures, sold for $6,140,500 at Phillips, New York on November 17, 2021, and *There'll be bluebirds* (2019), which was executed in the same period as the Painting and also exhibits representational elements, and sold for $4,818,735 (£3,502,500) at Christie's, London on October 15, 2021. The Painting's year, subject, and execution make it a commercial and desirable work by Cecily Brown.

Cecily Brown presents a distinctly female point of view while drawing on a rich art historical tradition of both abstract and figurative painting, and has been profiled alongside her work by Vogue and Vanity Fair. Brown has received substantial critical attention for her bold, assertive canvases, typically stemming from the controversial and often overtly sexual subject matter she depicts. In addition to numerous solo shows, her work is held by some of the world's most important cultural institutions worldwide, including the Solomon R. Guggenheim Museum and the Museum of Modern Art in New York, the Broad in Los Angeles, and the Tate Modern in London, among others. Brown has also had three major solo survey shows: at the Louisiana Museum in Denmark from 2018 to 2019, at the Hirshhorn Museum and Sculpture Center in Washington, DC, from 2002 to 2003, and at the Blenheim Palace in Oxfordshire, England, from 2020 to 2021. The show at Blenheim Palace featured over thirty works created specifically for the palace, inspired by its history and historical collection. Since 2017, Brown's secondary market has steadily increased, reaching an all-time high in 2021, with total turnover exceeding $35 million, including Buyers Premium. As of August 18, 2022, the artist's top auction record is held by *Suddenly Last Summer* (1999), which sold for $6,776,200 at Sotheby's, New York, on May 18, 2018, after having previously been sold for $1,082,500 at Sotheby's New York on May 12, 2010, and before that for $662,500 at Phillips New York on May 14, 2009. Brown's top auction record is followed by *Spree* (1999), which sold for $6,583,500 at Sotheby's, New York, on November 18, 2021, and *Bend Sinister* (2002), which sold for $6,353,700 at Sotheby's, New York on November 18, 2021.

AS OF AUGUST 18, 2022, THE ARTIST'S TOP AUCTION RECORD IS HELD BY *SUDDENLY LAST SUMMER* (1999), WHICH SOLD FOR $6,776,200 AT SOTHEBY'S, NEW YORK, ON MAY 18, 2018, AFTER HAVING PREVIOUSLY BEEN SOLD FOR $1,082,500 AT SOTHEBY'S NEW YORK ON MAY 12, 2010, AND BEFORE THAT FOR $662,500 AT PHILLIPS NEW YORK ON MAY 14, 2009. BROWN'S TOP AUCTION RECORD IS FOLLOWED BY *SPREE* (1999), WHICH SOLD FOR $6,583,500 AT SOTHEBY'S, NEW YORK, ON NOVEMBER 18, 2021, AND *BEND SINISTER* (2002), WHICH SOLD FOR $6,353,700 AT SOTHEBY'S, NEW YORK ON NOVEMBER 18, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$5.0M
$3.8M
$2.5M
$1.3M
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

Cecily Brown presents a distinctly female point of view while drawing on a rich art historical tradition of both abstract and figurative painting, and has been profiled alongside her work by Vogue and Vanity Fair. Brown has received substantial critical attention for her bold, assertive canvases, typically stemming from the controversial and often overtly sexual subject matter she depicts. In addition to numerous solo shows, her work is held by some of the world's most important cultural institutions worldwide, including the Solomon R. Guggenheim Museum and the Museum of Modern Art in New York, the Broad in Los Angeles, and the Tate Modern in London, among others. Brown has also had three major solo survey shows: at the Louisiana Museum in Denmark from 2018 to 2019, at the Hirshhorn Museum and Sculpture Center in Washington, DC, from 2002 to 2003, and at the Blenheim Palace in Oxfordshire, England, from 2020 to 2021. The show at Blenheim Palace featured over thirty works created specifically for the palace, inspired by its history and historical collection. Since 2017, Brown's secondary market has steadily increased, reaching an all-time high in 2021, with total turnover exceeding $35 million, including Buyers Premium. As of August 18, 2022, the artist's top auction record is held by *Suddenly Last Summer* (1999), which sold for $6,776,200 at Sotheby's, New York, on May 18, 2018, after having previously been sold for $1,082,500 at Sotheby's New York on May 12, 2010, and before that for $662,500 at Phillips New York on May 14, 2009. Brown's top auction record is followed by *Spree* (1999), which sold for $6,583,500 at Sotheby's, New York, on November 18, 2021, and *Bend Sinister* (2002), which sold for $6,353,700 at Sotheby's, New York on November 18, 2021.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The chart captures the historical data for selected auction sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Cecily Brown with the following criteria: Canvas paintings executed from 2009 to the present that measure 45 inches by 45 inches to 105 inches by 105 inches. The set of similar works includes a painting, acquired by Masterworks 119, LLC at Sotheby's, London The Now Evening Sale, held on March 2, 2022 for $3,898,104 (£2,919,000). The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 21.9% CAGR implied from selected sales occurring from September 22, 2011 to March 3, 2022.

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